EXHIBIT 21

Subsidiaries of Visant Holding Corp.

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
AKI, Inc.	Arcade Marketing, Inc.	Delaware
Arcade Europe, S.a.r.l.		France
Dixon Direct Corp.		Delaware
Intergold Acquisition Corp.		Alberta, Canada
Jostens Canada, Ltd.		Canada
Jostens, Inc.		Minnesota
Neff Holding Company		Delaware
Neff Motivation, Inc.		Ohio
Phoenix Color Corp.	Lehigh Phoenix	Delaware
The Lehigh Press, Inc.	Lehigh Direct	Pennsylvania
Lehigh Phoenix
Visant Corporation		Delaware
Visant Secondary Holdings Corp.		Delaware
Visual Systems, Inc.	Lehigh Milwaukee	Wisconsin
Lehigh Phoenix